United States securities and exchange commission logo





                             August 1, 2023

       Charles Zhang
       Chief Executive Officer
       Sohu.com Ltd
       Level 18, Sohu.com Media Plaza
       Block 3, No. 2 Kexueyuan South Road, Haidian District
       Beijing 100190
       People   s Republic of China

                                                        Re: Sohu.com Ltd
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 30,
2023
                                                            File No. 001-38511

       Dear Charles Zhang:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Risks Related to Our Ordinary Shares and ADSs, page 41

   1.                                                   We note your discussion
of the Company   s potential status as an investment company
                                                        under the Investment
Company Act of 1940 (the    1940 Act   ), and in particular your
                                                        disclosures regarding
the Company   s investments in certain instruments that may be
                                                        investment securities
for purposes of Section 3(a)(2) of the 1940 Act. Please provide a legal analysis of
whether the Company meets the definition of    investment company
                                                        under Section 3(a) of
the 1940 Act. Please include in your analysis all relevant
                                                        calculations under
Section 3(a)(1)(C) on an unconsolidated basis, identifying each constituent part of the
numerator(s) and denominator(s). Please also describe and discuss any substantive
determinations and/or characterizations of instruments, assets or asset classes that are
material to your calculations. Additionally, if the Company meets the
 Charles Zhang
FirstName  LastNameCharles Zhang
Sohu.com Ltd
Comapany
August     NameSohu.com Ltd
       1, 2023
August
Page 2 1, 2023 Page 2
FirstName LastName
         definition of    investment company    under Section 3(a) of the 1940
Act but relies or
         intends to rely on an exclusion therefrom or a relevant exemption, please provide a legal analysis supporting such reliance.
Governmental Regulations and Legal Uncertainties, page 71

2. Please state affirmatively whether you: (i) have been required to obtain any permission from or complete any filing with the CRSC, and (ii) have been required to go through a cybersecurity review by the CAOC. If so, state affirmatively whether you have received all requisite permissions or approvals, or whether any have been denied. If you have determined that no permissions are required, please clarify your basis for such determination, including whether you relied on the opinion of counsel.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 148

3. We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph
         (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs
(b)(2) and (3).
4. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For
         instance, please tell us how the board members    current or prior
memberships on, or
         affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure. Consolidated Financial Statements
Notes to Consolidated Financial Statements
13. Goodwill, page F-41

5. Clarify more specifically how you determined the fair value of your Sohu reporting unit using the income approach and the market approach. In this regard, we note your disclosures in Note 4 indicate that your Sohu reporting unit has incurred operating losses for the past three years. Clarify the significant assumptions made with respect to future revenue and expenses and why you believe these assumptions are reasonable considering your historical results. We also note that your market capitalization has been below your book value for a sustained period. Tell us how the fair value of your reporting units reconciles to your market capitalization. Please also tell us how you considered including the following disclosures relating to the fair value of your Sohu reporting unit.
 Charles Zhang
Sohu.com Ltd
August 1, 2023
Page 3
             The percentage by which fair value exceeded carrying value as of the date of the most recent test;

             A description of the methods and specific key assumptions used, how the key assumptions were determined, and how they took into consideration the factors noted
           above;

             A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

             A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions. Please contact
Jennifer Gowetski at (202) 551-3401 or Jennifer Thompson at (202) 551-3737 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.




                                                             Sincerely,
FirstName LastNameCharles Zhang
                                                             Division of
Corporation Finance
Comapany NameSohu.com Ltd
                                                             Office of
Technology
August 1, 2023 Page 3
cc:       Tim Bancroft
FirstName LastName